February 10, 2017

VIA EDGAR AND OVERNIGHT COURIER

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Media Trader, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 10, 2017 File No. 367-00061

Dear Ms. Woo:

On behalf of New Media Trader, Inc. (the “Company”), we hereby respectfully submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 30, 2017, with respect to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

This letter and Amendment No. 2 to the Offering Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on January 19, 2017.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company.

Dilution

Conversion of Convertible Notes Payable, page 16

1.	On page 4 you refer to the conversion of the Notes upon maturity at a conversion price equal to the quotient of (a) in the case of $499,167 in principal amount of the notes, $4.0 million and (b) in the case of $1,238,000 in principal amount of the notes, $8.0 million, divided by the aggregate number of shares of your common stock outstanding at such time. However, your revised disclosures on page 16 refer only to a quotient based on $4.0 million for all Notes outstanding. Please clarify this apparent inconsistency or revise your disclosures accordingly.

The disclosures on pages 4 and 16 have been revised to clarify the apparent inconsistency.

2.	Revise to disclose whether the $250,000 and $9,167 of Notes that matured on January 5 and January 23, 2017, respectively, were paid in full, remain outstanding with interest continuing to accrue, or were converted into shares of common stock. To the extent such Notes were converted, disclose the number of shares of common stock that were issued upon conversion.

The disclosure on pages 4 and 16 have been revised to reflect the current status of the $250,000 and $9,167 Notes.

Compensation of Directors and Executive Officers, page 32

3.	Please revise the total compensation column in the chart on page 32 to reflect all of the cash and equity compensation awarded to your named executive officers. Also revise the “2016 Other compensation” column to reflect the dollar amount of the equity awards rather than the number of common stock that was awarded.

The compensation chart has been revised to reflect all of the cash and equity compensation awarded to the Company’s named executive officers in 2016. The Other compensation column has been corrected to reflect that no equity compensation was awarded to the named executive officers in 2016.

Notes to Unaudited Condensed Financial Statements

Note 3. Subsequent Events, page F-8

4.	Please tell us the amount of 2016 Notes issued since June 30, 2016 and clarify the disclosures in the various subsequent event footnotes. In this regard, you refer to subsequent events that were evaluated through September 16, 2016 on page F-8 and state that as of the issuance of these financial statements, a total of $575,000 of 2016 Notes were issued. On page F-26, you indicate that subsequent events were evaluated through September 29, 2016 and as of the issuance of these financial statements, a total of $498,000 2016 Notes were issued. You also refer to the issuance of $290,000 2016 Notes after September 29, 2016. It is unclear from your disclosures what Notes were issued after the latest balance sheet dates, when they were issued and the amounts currently outstanding.

The Subsequent Events note has been updated and clarified as requested.

Exhibits

5.	The exhibit list indicates that the Form of subscription agreement, voting agreement, opinion as to validity of securities, and testing the waters materials will be filed by amendment. Please file these exhibits with your next amendment. We also note that there is no reference to the voting agreement in the offering statement. Please revise your disclosures to provide a brief description.

The subscription agreement and form of legal opinion as to validity of securities has been filed as exhibits to this Amendment No. 2 to Form 1-A. The Company has elected not to enter into a voting agreement nor use “testing-the-waters” solicitations and references to them in the exhibit list have been removed accordingly.

* * * * *

Please contact the undersigned at (310) 529-8659 should you require further information or have any questions.

Sincerely,

/s/ Mark T. Hiraide
Mark T. Hiraide
Mitchell Silberberg & Knupp LLP

cc:	Frank Knapp and Matthew Derby United States Securities and Exchange Commission

2